Exhibit 1.03

For More Information:
Investor Relations Monish Bahl CDC Corporation 678-259-8510 Mbahl@cdcsoftware.com	Media Relations Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

CDC Corporation Plans to Explore Strategic Growth Alternatives for Three Core Businesses That
Increased Aggregate Adjusted EBITDA by 34 Percent in 2008

HONG KONG, ATLANTA, April 20, 2009 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software and new media company, announced today that it plans to explore strategic growth alternatives for its three core business that have together increased 2008 aggregate Adjusted EBITDA (a) from continuing operations (b) by 34 percent compared to 2007.

The three core businesses referred to in this press release are: CDC Software, a provider of enterprise software solutions and services, CDC Global Services, a global provider of IT services and consulting, and CDC Games, a leading publisher of online games in China.

“In the fourth quarter of 2008, the company incurred certain non-cash, one-time and non–recurring charges including an impairment of goodwill and intangible assets of $48 million at CDC Global Services and CDC Games in accordance with Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets and a loss on fair market value of derivative associated with the convertible debentures of approximately $20 million,” said Peter Yip, CEO of CDC Corporation. “With these charges, the company reported a loss of $84 million from continuing operations in Q4 2008, of which the majority was non-cash. The company expects by taking these impairment charges in Q4 2008, it will enable CDC Corporation to improve return on total assets on a current basis. We reported cash flow from operations in the fourth quarter of 2008 of $8.3 million. And the Adjusted EBITDA, which we believe is a more fair method to measure the performance of the businesses, was more robust, especially at the operating unit level.

“Furthermore, in response to the company’s previously disclosed convertible note repurchases, CDC Corporation expects the fair market value of the embedded derivative liability to decrease in 2009, resulting in net income for the first quarter of 2009.

“Despite the global economic downturn, three of our core businesses achieved an impressive 34 percent increase, on an aggregate basis, in Adjusted EBITDA from continuing operations in 2008 compared to the prior year. CDC Corporation has invested considerable time and effort to develop these various core businesses and each of them is at a different stage of maturity. During 2008, CDC Corporation has improved several of the key operating metrics in these businesses and is now in the process of exploring strategic and growth alternatives with respect to all of them. We believe that the exploration of such alternatives for these businesses could ultimately unlock shareholder value in the company, as we feel our shares are currently undervalued in the market. ”

In 2008, these businesses together, generated the following results relative to 2007:

	2007	2008	Variance
Revenue:	$382.6 million	$395.4 million	3.3%
Adjusted EBITDA:	$36.3 million	$48.8 million	34.4%
Adjusted EBITDA Margin:	9%	12%	33.3%

(a) Adjusted Financial Measures

This press release includes Adjusted EBITDA from continuing operations, which is not prepared in accordance with GAAP (collectively, the “Non-GAAP Financial Measures”). Non-GAAP Financial Measures are not alternatives for measures such as net income, earnings per share and cash and cash equivalents prepared under generally accepted accounting principles in the United States (“GAAP”). These Non-GAAP Financial measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

(b) Adjustment for Discontinued Businesses

During the first and fourth quarter of 2008, the mobile value added business of China.com and operations of CDC Games International, respectively, were discontinued. The operations of CDC Games International, a subsidiary of CDC Games Corporation, included operations in the U.S., Japan and Korea. All historical results related to these two businesses have been included in discontinued operations.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Global Services, focused on IT services and consulting, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to our expectations and beliefs about CDC Corporation and its core businesses, our expectations to pursue plans to seek strategic alternatives with respect to its core businesses, and other statements that are not historical fact, the achievement of which involve risks, uncertainties or assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2007 on Form 20-F filed on June 30, 2008 and amended on September 15, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

CDC Software, CDC Global Services, and CDC Games
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Twelve Months Ended December 31,
	2007	2008
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operations income (loss) from continuing operations*	$21,335	$(52,212)
Add back restructuring and other charges	(4,452)	62,293
Add back depreciation expense	5,812	7,821
Add back amortization expense	9,896	10,724
Add back amortization expense included in cost of revenue	15,427	22,279
Add back stock compensation expenses	1,926	1,862
Add back unrealized exchange rate gains (losses) on deferred tax assets	(3,762)	3,271
Subtract capitalized software credit	(9,977)	(7,269)

Adjusted EBITDA from continuing operations	$36,205	$48,769

*Included in $52.2 million loss from continuing operations in 2008 is $48.1 million in noncash impairment loss related to goodwill and intangible assets at CDC Global Services and CDC Games in accordance with Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets.